Wilson Sonsini Goodrich & Rosati
Professional Corporation
One Market Plaza
Spear Tower, Suite 3300
San Francisco, California 94105-1126 O : 415.947.2000 F: 866.974.7329

May 15, 2023

VIA EDGAR AND OVERNIGHT DELIVERY

Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549-3720

Attention:	Amanda Kim

Stephen Krikorian

Matthew Crispino

Larry Spirgel

Re:	Urgent.ly Inc.

Draft Registration Statement on Form S-4

Submitted February 14, 2023

CIK No. 0001603652

Ladies and Gentlemen:

On behalf of our client, Urgent.ly Inc. (the “Company” or “Urgently”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated March 10, 2023 (the “Comment Letter”), relating to the above referenced Draft Registration Statement on Form S-4 (the “Draft Registration Statement”). We are concurrently submitting via EDGAR this letter and a revised Registration Statement (the “Registration Statement”). For the Staff’s reference, we have included both a clean copy of the Registration Statement and a copy marked to show all changes from the version confidentially submitted on February 14, 2023.

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. Except for the page references contained in the comments of the Staff, or as otherwise specifically indicated, page references herein correspond to the page of the revised Registration Statement.

Draft Registration Statement on Form S-4

Q. Who is Urgently?, page 8

1.	Please balance the disclosure by prominently disclosing Urgently’s history of losses and the going concern language in Urgently’s auditor’s report.

AUSTIN    BEIJING    BOSTON    BOULDER    BRUSSELS     HONG KONG    LONDON    LOS ANGELES    NEW YORK    PALO ALTO

SALT LAKE CITY    SAN DIEGO    SAN FRANCISCO    SEATTLE    SHANGHAI    WASHINGTON, DC    WILMINGTON, DE

Securities and Exchange Commission

May 15, 2023

The Company respectfully advises the Staff that in response to the Staff’s comment, the Company has revised the disclosures on pages 8 and 19 of the Registration Statement.

Questions and Answers about the Merger and the Special Meeting, page 8

2.

Please add a question and answer that addresses the positive and negative factors that the Otonomo board considered when determining to enter into the merger and its rationale for approving the transaction.

The Company respectfully advises the Staff that in response to the Staff’s comment, the Company has revised the disclosures on pages 15 and 16 of the Registration Statement to include a question and answer addressing the positive and negative factors that the Otonomo board considered when determining to enter into the Merger, and its rationale for approving the transaction.

Q: What vote of Otonomo shareholders is required to approve the Merger Proposal and the M&A Retention Bonus Proposal at the Special Meeting?, page 15

3.

Please quantify the percentage of Otonomo shares owned by stockholders who have already agreed to vote to approve each of the proposals at the special meeting. In addition, please clarify the percentage of the remaining shares required to approve each of the proposals.

The Company respectfully advises the Staff that in response to the Staff’s comments, the Company has revised the disclosures on page 15 of the Registration Statement to provide, as of the record date for the Special Meeting (a) the percentage of Otonomo shares owned by Otonomo’s shareholders who have already agreed to vote to approve the Merger Proposal at the special general meeting and (b) the percentage of the remaining shares required to approve the Merger Proposal. The Company respectfully advises the Staff that the Voting Agreement signed by Otonomo shareholders does not commit such shareholders to approve the M&A Retention Bonus Proposal.

The Merger

Opinion of Duff & Phelps to the Otonomo Board, page 114

4.

We note the disclosure that the opinion was furnished for the use and benefit of the Otonomo Board in connection with their consideration of the Merger and was not intended to, and does not, confer any rights or remedies upon any other person, and was not intended to be used, and may not be used, by any other person or for any other purpose, without Duff & Phelps’ express consent. Please also refer to similar language contained in the fairness opinion. This disclosure suggests that shareholders may not consider or rely on the information in the opinion. Please delete the limitation or revise the opinion to include an express consent for reliance by Duff & Phelps.

The Company respectfully advises the Staff that in response to the Staff’s comments, Duff & Phelps has revised its opinion on page F-5 of Annex F to the Registration Statement, and the Company has revised the disclosures on pages 22 and 148 of the Registration Statement, to remove such qualifying language.

Securities and Exchange Commission

May 15, 2023

Certain Unaudited Forecasted Financial Information

Urgently Management Assumptions with respect to Urgently, page 126

5.

We note your disclosure that the financial projections are based on various assumptions. Please expand to disclose whether the projections are in line with historic operating trends. Address why the change in trends is appropriate or assumptions are reasonable. Clearly describe the basis for projecting this growth and the factors or contingencies that would affect such growth ultimately materializing.

The Company respectfully advises the Staff that in response to the Staff’s comments, the Company has revised the disclosures on pages 156 and 157 of the Registration Statement.

Our Facilities, page 165

6.	Please file Urgently’s material leases as exhibits to the registration statement. Refer to Item 601(b)(10) of Regulation S-K.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that its corporate headquarters lease agreement has been filed with the Registration Statement as an exhibit to the Registration Statement. The Company does not have other material leases that are required to be filed under Item 601(b)(10) of Regulation S-K.

Overview, page 169

7.

We note your disclosure that you had more than 50 Customer Partners and more than 80,000 participating Service Provider vehicles in your network as of December 31, 2022. Please disclose the actual number of your Customer Partners and Service Providers as of December 31, 2022 and provide comparative data for the year ended December 31, 2021.

The Company respectfully advises the Staff that in response to the Staff’s comment, the Company has revised the disclosures on pages 195, 200, 201 and 206 of the Registration Statement to provide the actual number of Customer Partners and Service Providers as of December 31, 2022 and 2021.

Urgently’s Management Discussion and Analysis of Financial Condition and Results of Operations, page 169

8.

Please tell us whether Urgently’s management uses any key metrics to monitor or evaluate the key factors that affect the company’s performance or manage its business. If Urgently does use any key metrics, please tell us your consideration of disclosing these measures for each of the periods presented. Refer to SEC Release No. 33-10751.

The Company respectfully acknowledges the Staff’s comment. The Company uses the following key metrics to evaluate the key factors that affect the Company’s performance and the way the business is managed: Consumer Ratings and Number of Dispatches.

Securities and Exchange Commission

May 15, 2023

The Company respectfully advises the Staff that in response to the Staff’s comment, the Company has revised the disclosures on page 209 of the Registration Statement.

Components of Results of Operations, page 172

9.	Please describe in details the expenses classified as “Operations and support”. Clearly explain why each material expense component is not a cost of revenue.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has outlined below the material expense items classified as “Operations and Support”. Additionally, the Company has revised the disclosure on page F-15 of the Registration Statement in response to the Staff’s comment.

•

Operations Management – Consists of employee and employee related costs providing executive and management oversight to the operational functions of the business including the expenses listed below in this response. These expenses are all administrative in nature and are not required to fulfill our contract obligations, and therefore, are not allocated to cost of revenue.

•

Training and Development – Consists of employee, employee related expenses and certain technology tools and platforms used with the training and development team. This team is responsible for authoring training materials and training our employees and any third-party business process organizations that the company may use from time to time. The goal of this team is to improve efficiency throughout the Company’s processes. The training can relate to service delivery or any administrative function within the Company. These expenses are all administrative in nature and not required to fulfill our contract obligations, and therefore, are not allocated to cost of revenue.

•

Network Operations – Consists of employee, employee related expenses and certain technology tools and platforms used within the network team. This team is responsible for the Service Provider network and overall relationship management for over 14,000 companies that service the Company’s dispatches. This team is responsible for recruiting, negotiating, onboarding, and providing billing and administrative support for this network. The goal of this team is to improve the Service Provider’s experience when working with the Company, so they provide superior service compared to our competitors. These expenses are administrative in nature and not required to fulfill our contract obligations, and therefore, are not allocated to cost of revenue.

•

Workforce Management – Consists of employee, employee related expenses and certain technology tools and platforms used within the workforce management team. This team is responsible for resource planning with our internal and external business process organizations. The goal of this team is to provide a future view of resources needed within the company to support expected business activity. These expenses are administrative in nature and not required to fulfill our contract obligations, and therefore, are not allocated to cost of revenue.

•

Job Management – Consists of employee, employee related expenses, business process organization resources and certain tools and platforms used within the job management team. This team is responsible for providing timely responses for any inquiries or concerns from Customer Partners, Service Providers, and Consumers through electronic chat functions and occasionally phone. Additionally, certain back-end alerts related to dispatches are monitored and cleared to ensure the Consumer has a positive experience, in turn providing superior service for our Customer Partners. We have invested in job management resources to improve our Customer Partner, Service Provider and Consumer experiences, resulting in an improved CSAT score. These expenses are Customer Partner, Service Provider and Consumer support related expenses and are not directly related and traceable to fulfilling our current contract obligations, and therefore, are not allocated to cost of revenue.

•

Urgent Dispatch Alert (“UDA”) – Consists of employee, employee related expenses, business process organization resources and certain tools and platforms used within the UDA team. The UDA resources are responsible for assisting with product development and process efficiencies with the Service Provider network development, Service Provider payment processing, dispatch routing, pricing algorithms to enhance pricing tools, and troubleshooting delayed dispatches that may not be digitally accepted in a timely manner through the digital acceptance process within the platform or dispatches that have technical issues. The UDA team is often used to manually pilot dispatch events and scenarios under the supervision of our research and development team, and if a process is enhanced or routing scenario is improved, that information is put into technical production with engineering. This allows pilot programs to be proven prior to committing significant resources. The UDA team may also notice certain Service Providers are not digitally accepting dispatches within their covered area within normal timelines and would then contact the Service Provider to troubleshoot technology issues or other platform issues or limitations. Although our digital platform is designed to continuously alert the Service Provider network through multiple digital paths such as dispatch aggregators, the Service Providers portal and mobile application and outbound automated calls, this group improves the consumer experience, not as a contract requirement but as another opportunity to provide enhanced customer services to our Customer Partners. These expenses are Customer Partner, Service Provider and Consumer and technical support-related expenses and are not directly related and traceable to specific, current performance obligations for our Customer Partners, and therefore, are not allocated to cost of revenue.

Material U.S. Federal Income Tax Considerations

U.S. Federal Income Tax Consequences of the Merger to U.S. Holders

General Treatment of the Merger, page 186

10.

We note that the parties intend the merger to qualify as a reorganization under Section 368(a) of the Tax Code but that they have not sought, and do not intend to seek, an opinion of counsel. As the tax-free nature of the transaction is material to investors, please revise your disclosure to provide counsel’s opinion. Refer to Item 601(b)(8) of Regulation S-K. To the extent the opinion is subject to uncertainty, counsel may provide a “should” or “more likely than not” opinion and explain why a “will” opinion cannot be given and describe the degree of uncertainty. For guidance, please refer to Section III of Staff Legal Bulletin No. 19.

The Company respectfully advises the Staff that in response to the Staff’s comments, the Company has revised the disclosures on pages 13, 26, 44, 166, 248 and 249 of the Registration Statement. In addition, the Company advises the Staff that counsel to each of the Company and Otonomo will deliver respective opinions responsive to the Staff’s comment, and such opinions will be filed by amendment to the Registration Statement.

Management Following the Merger

Executive Officers and Directors, page 217

11.

We note Mr. Volkow is expected to be a director of the combined company but is not a signatory to the registration statement. Please file a consent from Mr. Volkow to be named as a director. Refer to Rule 438 of the Securities Act of 1933.

The Company respectfully advises the Staff that in response to the Staff’s comment, the Company has obtained and filed a consent from Mr. Volkow to be named as a director as an exhibit to the Registration Statement.

Certain Relationships and Related Party Transactions

Commercial Transactions, page 229

12.

Please file Urgently’s Investors Rights Agreement and its agreements with Enterprise Holdings Ventures, L.L.C., a related party, as exhibits, or advise why this is not required. Refer to Item 601(b)(10) of Regulation S-K.

Securities and Exchange Commission

May 15, 2023

The Company respectfully advises the Staff that the Company’s Investors Rights Agreement has been filed as an exhibit to the Registration Statement. The Company further advises the Staff that any other agreements responsive to Item 601(b)(10) of Regulation S-K between the Company and Enterprise Holdings Ventures, L.L.C. will either be terminated in connection with the closing of the Merger or was entered into in the ordinary course of business and is not material, and therefore the Company does not believe that filing any other agreements with Enterprise Holdings Ventures, L.L.C. is necessary.

Where You Can Find More Information; Incorporation by Reference, page 235

13.

It does not appear that Otonomo satisfies the requirements of General Instruction C.1.a of Form S-4 and General Instruction 1.B.1 of Form S-3, which would allow you to incorporate certain required information by reference. Please advise us why Otonomo is eligible to incorporate by reference or revise your filing to include the required information in accordance with Item 17 of Form S-4.

The Company respectfully acknowledges the Staff’s comment. The Company has revised the Registration Statement to include the required information in accordance with Item 17 of Form S-4.

Notes to Consolidated Financial Statements

Revenue recognition, page F-12

14.

Please provide us with your analysis of the principal versus agent considerations for the revenue related to (i) full-service outsourcing RAS-flat rate and (ii) full-service outsourcing RAS-claim cost pass-through. Clarify why the different fee structures is resulting in a different accounting conclusion. Provide a representative agreement with the service providers under both arrangements. Indicate whether a service provider can decline a request to service a consumer. Tell us whether a service provider works exclusively for you. Clarify whether the Service Provider, Customer Partners, or Motorists is your customer. Refer to ASC 606-10-55-36 through 55-40.

a. Principal versus agent considerations:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company recognizes revenue on a gross basis (as the principal) or net basis (as the agent) depending on the nature of the Company’s role with respect to the Customer Partner to deliver roadside assistance services. The Company contracts with original equipment manufacturers (“OEM”), insurance companies, car rental companies and aftermarket companies, which collectively represent the Company’s Customer Partners. These Customer Partners, who are our direct customers, in turn, offer roadside assistance plans to their customers – the Consumers.

The Company respectfully advises the staff that where the Company acts as the principal and controls the administration of the roadside assistance services before these are transferred to the Consumer, which is the case in substantially all of its RAS customer arrangements, it records revenues on a gross basis for all RAS customer arrangements. The Company’s platform enables it’s Customer Partners to outsource delivery for all or portions of their roadside assistance programs. Full-service outsourcing RAS-flat rate agreements are recorded on a gross basis and comprise approximately 98% of the Company’s total revenues.

In 2022 the Company had only one contract under the full-service outsourcing RAS-claim cost pass through arrangement, where the Company acts as the agent to facilitate the roadside assistance service which is being provided and controlled by the Customer Partner, and therefore records the revenues net of the cost of the subcontract services. In connection with its arrangements, the Company performed the following assessments:

(i) Full-service outsourcing RAS-flat rate

Under these arrangements the Company enters into a contract with its Customer Partner to provide outsourced delivery for all portions of their roadside assistance plans for their Consumers. The Company identifies the specified services as emergency roadside assistance for breakdowns, defined as any kind of mobility restriction to the motorists and accidents, which are unexpected incidents comprising damages to the vehicle body or chassis. In certain cases, services also include help-on-phone or repair-on-spot with the objective of resolving the issue timely for the motorist.

The Company then performs an assessment to determine whether it controls each specified service before it is transferred to its customer, the Customer Partner with whom we have a written agreement. Urgently controls all aspects of the road assistance services, from receiving the initial motorist distress call or web-based request, through final disposition. The Company schedules the required services and coordinates directly with its Service Providers through dispatch calls or through the Company’s platform. Urgently determines the services to be performed as well as the type of truck and equipment to be used in performing the roadside assistance

Securities and Exchange Commission

May 15, 2023

services, and accordingly, the Company has the ability to direct the use of the services transferred to the Customer Partner. The Company’s network of Service Providers has no obligation to accept any job offered to them by Urgently and Urgently has discretion over vendor selection and substitution. Under the terms of the agreements with our Customer Partners, Urgently is required to meet predetermined Key Performance Indicators (“KPI’s”) that monitor customer satisfaction for the entire road service assistance process. Management considers this as an indicator that Urgently is primarily responsible for fulfilling the promise to provide the specified services to our Customer Partners.

Lastly, the Company determines consideration for these arrangements based on negotiated terms that provide the Company with reasonable pricing latitude. Based on the above, the Company acts as the principal and therefore recognizes these revenues on a gross basis and the costs are recorded as part of the cost of service. The closest example in the authoritative accounting guidance to which the Company’s “Full-service outsourcing RAS-flat rate” arrangement corresponds is Example 46A in ASC 606-10-55-324A.

(ii) Full-service outsourcing RAS-claim cost pass-through

Under this arrangement the Company enters into a contract with its Customer Partner solely to arrange the dispatch of the roadside assistance services on behalf of the Customer Partner.

In assessing control of the services before they are transferred to the Consumer, Urgently’s management considered its involvement with the overall performance of road assistance services. For this arrangement, the Customer Partner controls all aspects of the roadside assistance services prior to the transfer to the Consumer, and the Customer Partner only requires a tow dispatch or transfer services to address repairs under a vehicle manufacturer’s recall program. The Customer Partner schedules the tow or transport service through the Company’s platform and has control over the quantity, timing and the type of services to be performed. Once Urgently arranges the dispatch, the third-party vendor is responsible for communicating directly with the Customer Partner, who will address all remaining details of the roadside assistance process. Under the terms of the agreement with its Customer Partner, Urgently is prevented from contacting the dealership or customer directly and instead requires the Company to coordinate with the Customer Partner’s Road Assistance Specialist who is responsible for fulfillment of the overall roadside assistance services. The Customer Partner controls all other aspects of the road assistance services prior to the transfer to the Consumer.

Consideration for this service to Urgently is a flat dispatch fee negotiated in this single agreement with its Customer Partner. Urgently processes the billing to the Customer Partner which includes the Urgently flat dispatch fee plus the cost of the subcontracted service. Urgently recognizes as net revenue only its flat dispatch fee.

In this arrangement the Company is merely facilitating the dispatch of the roadside assistance, and accordingly recognizes these revenues net of the costs incurred for the subcontractor services.

b. Service Provider Relationship

The Company enters into agreements with towing or third-party vendors to provide the roadside assistance services. The Company has supplementally provided a representative agreement to the Staff. These vendors are specifically selected by the Company to carry out towing and other subcontracted services. These are vendors of the Company that do not work exclusively for Urgently. Under the terms of its agreements with its third-party vendors, upon receipt of a dispatch request using Urgently’s platform, the vendor indicates acceptance or rejection of the request and is then provided with all information necessary, including the service fee.

Securities and Exchange Commission

May 15, 2023

15.

Please revise your disclosures to describe the promises that combined into your stand-ready obligation (i.e. primary obligation) for both arrangements. Please provide an accounting analysis for each ASC 606 step supporting your accounting policy for each arrangement. Ensure you discuss how you determine transaction price and measure revenue recognized.

The Company respectfully advises the Staff that its accounting analysis for each ASC 606 step supporting its accounting policy for each arrangement is presented below. Additionally, in response to the Staff’s comments, the Company has revised the disclosures on pages F-12 through F-14 of the Registration Statement.

Step 1: Identify the Contract with the Customer

•

The requirements of Accounting Standards Codification (“ASC”) 606, Revenue from Contracts with Customers, (the “Standard” or “ASC 606”) apply to (1) Full-service outsourcing RAS-flat rate and (2) the Full-service outsourcing RAS-claim cost pass-through agreements (1 and 2 together, the “RAS Contracts”), as the Company has evaluated and determined that the RAS Contracts do not fall under the scope exception contained within ASC-606-10-15-2.

•

The Company has determined that both the RAS Contracts, meet the criteria in ASC 606-10-25-1. Urgently enters into contractual agreements which consist of a Master Services Agreement (“MSA”), Standards of Work (“SOW”) and an invoice, all of which are required for a contract to exist between the Company and the Customer Partner. The MSA provides the overall contractual and legal framework between the parties while the SOW provides the specific services, pricing, payment terms and quality requirements. The MSA and each associated SOW and invoice establish the commercial substance for the contract. Urgently’s credit review at inception of the contract and post-sale monitoring of the Customer Partner’s accounts receivable provides assurance that it will and has historically collected the consideration promised in exchange for the services delivered to the customer.

•

Contract combinations -while, the MSA provides the overall contractual and legal framework between the parties, the MSA by itself does not commit the Customer Partner to purchase services from us, nor does it obligate us to perform any services without a formal SOW and invoice. Consequently, each SOW and invoice submitted for fulfillment is discrete and apart from the MSA and other invoices, and each invoice is considered a standalone performance obligation (further discussed below in Step 2). Further, the consideration amount expected from the fulfillment of each invoice is not dependent on the price or performance of other invoices. Because all the criteria in ASC 606-10-25-9 are not met, Urgently has concluded that contract combination is not applicable.

•

Contract Modifications- For both of the RAS Contracts, modifications are generally related to the extension of the existing contract or a change in negotiated rates for a single or the collective services. The Company accounts for these modifications as separate contracts in accordance with ASC 606-10-25-12, because the modifications entail the addition of promised goods and services that are distinct, or the price increase reflects the stand-alone selling price for those services at the time of the modification commensurate with market prices.

Step 2: Identify the Separate Performance Obligations

Full-service outsourcing RAS-flat rate

•	Under the terms of these agreements, the Company identified the following promised services:

•	Call center, or digital dispatch services

•	Emergency roadside assistance for breakdowns, and accidents

•	Help-on- Phone or Repair-on-spot

•	Reporting on KPIs to track customer satisfaction.

•

The nature of the Company’s promise is to provide its Customer Partner’s RAS, this encompasses various tasks that may differ each day, however, those tasks are activities to fulfill the overall RAS process and not separate promises in the contract. In that regard, each increment of the promised service (i.e., each dispatch service, emergency assistance) is distinct in accordance with ASC 606-10-25-19. The customer can benefit from each increment on its own and no single day of service significantly affects Urgently’s ability to fulfill another day or service or the benefit to the customer of another day of service.

•

Urgently also evaluated the guidance under ASC 606-10-25-14 through 25-15 and concluded that the nature of the overall promise to provide the RAS to our Customer Partners is essentially the same each day. We also considered the criteria in paragraph 606-10-25-15 and concluded it was met because each distinct service is provided over time. That is, our Customer Partner simultaneously receives and consumes the benefits provided by the Company’s performance throughout the term of the agreement. In addition, the Company uses the same measure of progress, as documented in Step 5 below, towards fulfilling its promise to provide road assistance services to its Customer Partners. Accordingly, the Company is providing a series of distinct services that meet the criteria to be accounted for as a single performance obligation.

Full-service outsourcing RAS-claim cost pass-through.

•

Under these arrangements, the nature of the Company’s promise and its only performance obligation is solely to arrange the dispatch of the roadside assistance services on behalf of the Customer Partner. Consistent with the Company’s assessments and conclusions above, the performance obligation is distinct in accordance with ASC 606-10-25-19, and the services provided are essentially the same each day. In addition, management determined that the criteria in paragraph 606-10-25-15 was met as each distinct service is provided over time, as the Customer Partner simultaneously receives and consumes the benefits provided by the Company’s performance throughout the term of the agreement. Lastly the same measure of progress documented in Step 5 below is used in fulfilling each series of distinct services.

Step 3: Determine the Transaction Price

•

In determining the amount of consideration to which Urgently expects to be entitled in exchange for transferring promised services to its Customer Partners, the Company evaluated its contracts for variable consideration, significant financing components, noncash consideration and consideration payable to a customer in accordance with the requirements for Step 3 in the standard. The Company respectfully notes that the terms and conditions in its agreements do not generally include such complexities that would be material in the context of the overall agreement. Accordingly, the Company applied the following practical expedients:

•

Based on the payment terms in the Company’s agreements, the Company expects, at contract inception, that the period between when the Company transfers a promised service to a customer and when the customer pays for that service will be less than a year (generally 30 days). As a result, the Company has elected the practical expedient to not adjust the promised amount of consideration for the effects of a financing component in accordance with ASC 606-10-32-18.

•

In selecting a measure of progress toward completion of the Company’s performance obligations under the RAS Contracts the Company applied the right to invoice practical expedient in accordance with ASC 606-10-55-18. Given the nature of the Company’s business and its service agreements, the Company bills a fixed amount for each type of promised service provided, which, in turn, encompasses the overall road assistance services, or its combined performance obligations, as noted above.

•

The Company has also determined that the amount invoiced to its Customer Partner corresponds directly with the value to the customer for the Company’s performance completed through a given date. Such value to the Company’s Customer Partner is commensurate with market prices established by other providers of similar services.

Step 4: Allocate the Transaction Price to the Performance Obligations in the Contract and Step 5: Recognize Revenue when (or as) the Entity Satisfies a Performance Obligation

•

Consistent with the Company’s application of the right to invoice practical expedient, the Company has consulted TRG Meeting agenda paper number 40 dated July 13, 2015- FASB staff Q&A, question 46. The Company respectfully notes the staff’s position that the practical expedient is effectively intended as an expedient to some aspects of Steps 3, 4 and 5 in the standard. Particularly the expedient enables the Company to recognize revenue reflected as the value of the services invoiced to the Customer Partner as it fulfills each invoice over the period of the agreements.

Subsequent events, page F-31

16.	Please revise to disclose the date through which you evaluated subsequent events. Refer to ASC 855-10-50-1(a).

The Company respectfully advises the Staff that in response to the Staff’s comments, the Company has revised the disclosures on page F-35 of the Registration Statement to disclose the date through which subsequent events were evaluated.

* * * *

Securities and Exchange Commission

May 15, 2023

Please direct any questions with respect to this confidential submission to me at (650) 320-4597 or mbaudler@wsgr.com.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ Mark B. Baudler
Mark B. Baudler

cc:	Matthew Booth, Chief Executive Officer Urgent.ly Inc.

Timothy Huffmyer, Chief Financial Officer Urgent.ly Inc.

Robert O’Connor, Esq., Wilson Sonsini Goodrich & Rosati, P.C.

Lianna C. Whittleton, Esq., Wilson Sonsini Goodrich & Rosati, P.C.

Rich Mullen, Esq., Wilson Sonsini Goodrich & Rosati, P.C.

David G. Sharon, Esq., Wilson Sonsini Goodrich & Rosati, P.C.

John M. Greer, Latham & Watkins LLP

Ryan J. Lynch, Latham & Watkins LLP

Joshua G. Kiernan, Latham & Watkins LLP

Amir Raz, Goldfarb Gross Seligman & Co.

Perry Wildes, Goldfarb Gross Seligman & Co.

Ran Hai, Herzog Fox & Neeman

Nir Dash, Herzog Fox & Neeman

Natan Wiesenberg, Herzog Fox & Neeman

Benjamin Volkow, Otonomo Technologies Ltd.